Mail Stop 4561

June 16, 2009

Gregory M. E. Spierkel
Chief Executive Officer
Ingram Micro, Inc.
1600 E. St. Andrews Place
Santa Ana, California 92705

>   **Re: Ingram Micro, Inc.**
>   **Form 10-K for the fiscal year ended January 3, 2009**
>   **Filed March 4, 2009**
>   **Form 10-Q for the quarterly period ended April 4, 2009**
>   **Filed May 13, 2009**
>   **File No. 001-12203**

Dear Mr. Spierkel:

        We have reviewed your response letter dated April 30, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 16, 2009.

Form 10-K for the fiscal year ended January 3, 2009

General

1. Please provide us with a written statement acknowledging the Tandy language in our prior comment letter.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 6. Long-Term Debt, page 59

2. We note your response to prior comment No. 7. Please clarify the terms associated with the collateral deposits and whether you were legally restricted as

to the use of such funds. Further explain how you determined that these collateral deposits should be classified as cash flows from investing activities.

Schedule II – Valuation and Qualifying Accounts, page 74

3. We note your response to prior comment No. 10. Please further explain how you determined that the increase in your allowance for doubtful accounts and allowance for sales returns charged to expense are not material to your results of operations. We note for both charges an increase in the percentage of income(loss) before income taxes of 3% from fiscal year 2007 to 2008. In this respect, these charges appear significant in relation to your 2008 net loss. We believe that an enhanced discussion in your MD&A that addresses the underlying reasons for these historical changes and their implications on future liquidity and results of operations would provide useful information to the readers of your financial statements. See Item 303(a) of Regulation S-K.

Form 10-Q for the quarterly period ended April 4, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations, page 18

4. We note from your disclosures that the significant year-over-year decline in revenues is primarily due to the continued weakening in the overall macroeconomic environment and demand for technology products and services. Tell us your consideration of providing a narrative discussion to the extent that such decreases in revenues are attributable to decreases in prices or decreases in the volume of goods or services being sold. We also note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, your disclosures do not quantify the decrease in SG&A expenses attributable to the translation effect of weaker foreign currencies, cost-reduction efforts and lower stock-based incentive compensation costs. Tell us your consideration of quantifying each source that contributed to a material change when preparing your MD&A discussion. We refer you with Item 303(a)(3) of Regulation S-K and the related interpretive guidance in Section III. D of SEC Release No. 33-6835.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

  You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comment.

      Sincerely,

      Craig Wilson
      Senior Assistant Chief Accountant